UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Solera Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83421A 104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 02208R 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR FUND VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,866,839

	6.	Shared Voting Power -0- (See Item 4)

	7.	Sole Dispositive Power 8,866,839

	8.	Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person (See Item 4) 8,866,839

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.69%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 02208R 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Fund VIII/B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,556,089

	6.	Shared Voting Power -0- (See Item 4)

	7.	Sole Dispositive Power 1,556,089

	8.	Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person (See Item 4) 1,556,089

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 02208R 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Co-Invest II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 47,325

	6.	Shared Voting Power -0- (See Item 4)

	7.	Sole Dispositive Power 47,325

	8.	Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person (See Item 4) 47,325

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.07%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 02208R 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Partners VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -10,422,928- (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 10,422,928 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person (See Item 4) 10,422,928

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 02208R 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Golder Rauner II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 10,470,253 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 10,470,253 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person (See Item 4) 10,470,253

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.17%

12.	Type of Reporting Person (See Instructions) OO

Item 1(a)                                                Name of Issuer:

                                                             Solera Holdings, Inc. (the “Company”)

Item 1(b)                                                Address of Issuer’s Principal Executive Offices:

                                                                6111 Bollinger Canyon  Road, Suite 200

                                                                San Ramon, California 94583

Item 2(a)                                                Name of Person Filing:

                                                                This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant  to Section 13 of the Act: GTCR Fund VIII, L.P. (“Fund VIII”), GTCR Fund VIII/B, L.P. (“Fund VIII/B”), GTCR Co-Invest II, L.P. (“Co-Invest II”), GTCR Partners VIII, L.P. (“Partners VIII”) and GTCR Golder Rauner II, L.L.C. (“GTCR II”), or collectively, the “Reporting Persons.”

                                                                The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Act.

Item 2(b)                                                Address of Principal Business Office or, if none, Residence:

                                                                The address of the principal business office of each of the Reporting Persons is 6100 Sears Tower, Chicago, Illinois 60606.

Item 2(c)                                                Citizenship:

                                                                Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 2(d)                                                Title of Class of Securities:

                                                                Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)                                                CUSIP No.:

                                                                83421A 104

Item 3                                                              If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                                                                Not Applicable.

Item 4                                                              Ownership:

                Fund VIII is the direct beneficial owner of 8,866,839 shares of Common Stock, or approximately 13.69% of the Common Stock. Fund VIII/B is the direct beneficial owner of 1,556,089 shares of Common Stock, or approximately 2.4% of the Common Stock. Co-Invest II is the direct beneficial owner of 47,325 shares of Common Stock, or approximately 0.07% of the Common Stock.

                The shares of Common Stock beneficially owned by Fund VIII and Fund VIII/B may be deemed to be beneficially owned indirectly by: (i) Partners VIII, the general partner of each such fund; and (ii) GTCR II, the general partner of Partners VIII. The shares of Common Stock beneficially owned by Co-Invest II may be deemed to be beneficially owned indirectly by GTCR II, the general partner of Co-Invest II. GTCR II makes decisions with respect to the voting and disposition of the shares held by each of Fund VIII, Fund VIII/B and Co-Invest II through a six-person members committee.

                Pursuant to Rule 13d-5(b)(1) under the Act, Partners VIII may be deemed as a group to have direct beneficial ownership of 10,422,928 shares of Common Stock, or approximately 16.1% of the Common Stock. Pursuant to Rule 13d-5(b)(1) under the Act, GTCR II may be deemed as a group to have beneficial ownership of 10,470,253 shares of Common Stock, or approximately 16.17% of the Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons. Each such person disclaims beneficial ownership of any such shares in which it does not have a pecuniary interest.

                All of the percentages calculated in this Schedule 13G are based upon an aggregate of 64,754,813 shares of Common Stock outstanding as of November 14, 2007, as disclosed in the Company’s Form 10-Q, dated November 14, 2007.

Item 5                                                              Ownership of Five Percent or Less of a Class:

                                                                Not applicable.

Item 6                                                              Ownership of More Than Five Percent on Behalf of Another Person:

                                                                See response to Items 4(a) and (b)

Item 7                                                              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                                                                Not applicable.

Item 8                                                              Identification and Classification of Members of the Group:

                                                                The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act.  Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9                                                              Notice of Dissolution of Group:

                                                                Not applicable.

Item 10                                                       Certification:

                                                                Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2008

GTCR FUND VIII, L.P.

By:	GTCR Partners VIII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Philip A. Canfield
Name:	Philip A. Canfield
Title:	Principal

GTCR FUND VIII/B, L.P.

By:	GTCR Partners VIII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Philip A. Canfield
Name:	Philip A. Canfield
Title:	Principal

GTCR CO-INVEST II, L.P.

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Philip A. Canfield
Name:	Philip A. Canfield
Title:	Principal

GTCR PARTNERS VIII, L.P.

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Philip A. Canfield
Name:	Philip A. Canfield
Title:	Principal

GTCR GOLDER RAUNER II, L.L.C.

By:	/s/ Philip A. Canfield
Name:	Philip A. Canfield
Title:	Principal

SCHEDULE 13G

 Index Exhibit

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement